

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 23, 2011

D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Cole Credit Property Trust IV, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016

> **Re: Cole Credit Property Trust IV, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-11**
> **Filed May 26, 2011**
> **File No. 333-169533**

Dear Mr. McAllaster:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Prospectus Cover Page

2.   Please refer to comment 6 of our letter dated October 21, 2010 and revise to ensure that this page is one page in length and at least 10-point modern type. Please refer to Rule 420 of Regulation C and Item 501 of Regulation S-K.

<u>What is the experience of your sponsor and your advisor, page 2</u>

3.   Please revise to provide a cross reference to the disclosure of adverse experiences included in the prior performance summary. Also, please revise to clarify that your advisor does not have any assets with which to remedy any breach of fiduciary or contractual duties and will have to rely on your sponsor and its affiliates to fulfill the obligations owed pursuant to the advisory agreement, if true.

<u>Executive Officers and Directors, page 58</u>

4.   Please update your disclosure prior to effectiveness to disclose your three independent directors. Please also indicate if any of these persons serves as a director of, or has an ownership interest in, another real estate investment program that is sponsored by your advisors.

<u>The Advisory Agreement, page 67</u>

5.   We note your statement on page 67 that either party may terminate the advisory agreement without penalty upon 60 days' written notice. Please revise to clarify what you mean by "without penalty." If a penalty would be imposed for other instances of termination, please discuss and quantify such penalty.

<u>Conflicts of Interest, page 77</u>

6.   We note the risk factor on page 23 discussing the internalization of management. Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursuing listing over liquidation.

7.   We note that you have an additional real estate investment program currently pending registration for its IPO. Please discuss in more detail the conflict of interest presented to the dealer manager with respect to its underwriting obligations to both offerings, which may occur simultaneously.

<u>Acquisitions and Investment Policies, page 84</u>

8.   We note your statement on page 85 that "[m]any of our properties <u>are</u> leased to tenants in the chain or franchise retail industry . . . ," (emphasis added). Elsewhere in the prospectus, you indicate that you do not currently own any properties. Please revise for consistency.

<u>Conditions to Closing Our Acquisitions, page 89</u>

9.   Please define "marketable title" and "tenant estoppel certifications" in plain English.

Borrowing Policies, page 94

10.   Please clarify what would constitute "justification" to borrow in excess of 75% or 60% of the cost of your tangible assets.

Prior Performance Summary, page 104

11.   Please disclose the liquidation target date for CCPT III.

Distributions and Redemptions, page 110

12.   We note the revised disclosure on page 110 in response to comments 11 and 12 of our letter dated January 5, 2011. Please revise to update this disclosure as of a more recent date or tell us why such update is not practicable and include the dollar amount represented by the outstanding and/or unfulfilled redemption requests.

Description of Shares, page 112

13.   We note your statement that the summary is qualified in its entirety by information contained in your charter and bylaws. Please revise to clarify that this section discusses all the material terms of your securities.

Exhibits, page II-104

14.   Please file the legal and tax opinions with the next amendment or provide draft opinions for us to review. We must review the opinions before we declare the registration statement effective and we may have additional comments.

15.   We note that you have filed, or will file in an amendment, the "form" of many exhibits, such as your articles of amendment and restatement and property management agreement. Please file the actual exhibits or explain why you have only filed the forms of such exhibits.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely LaMothe, Senior Assistant Chief Accountant, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Lauren Burnham Prevost, Esq.
        Heath D. Linsky, Esq.
        Morris, Manning & Martin, LLP